                                                                Exhibit (a) (31)

To the Shareholders of HEI, Inc.

HEI's Board says that they've "earned" your support.
Let's talk about "earnings."

In the first six months of fiscal 1998, HEI's earnings dropped 94% from the same period last year.

Over the last five years, HEI's earnings have declined at an average rate of
                                              --------
19.5% per year, while earnings growth in the industry has significantly outperformed that of the S&P 500. And, HEI earnings are expected to decline this year, while continued earnings growth is expected for the industry.

As a result, HEI's shareholders have "earned" a 50% decrease in the value of
                                                    --------
their stock since January 1997.

Meanwhile, HEI's Board has "earned" 160,000 stock options over the last four years, and management has "earned" increased cash bonuses and stock options each year.

Don't you think you've earned the right to demand new leadership?
                       ------

[AREA GRAPH SHOWING THE HEI MONTH-END STOCK PRICES FROM 1/1/97 THROUGH 5/31/98.]

Your vote is important! Return the GREEN proxy card today. If you have questions or need assistance voting your shares, please contact Beacon Hill Partners at (800) 253-3814.

FANT INDUSTRIES INC.

                                       4